SPROTT ANNOUNCES SECOND QUARTER 2026 RESULTS
TORONTO, ON - August 5, 2026 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the three and six months ended June 30, 2026.
Management commentary
"Sprott’s Assets Under Management (“AUM”) were $55.6 billion as at June 30, 2026, down 15% from $65.1 billion as at March 31, 2026 and down 7% from $59.6 billion as at December 31, 2025," said Whitney George, Chief Executive Officer of Sprott. "After a spectacular run, gold and silver prices corrected during the second quarter, accounting for the majority of the decline in our AUM. We expect this pullback to be short-lived. Any moderation in rate-hike expectations, renewed liquidity support from policymakers, or a sustained recovery in sovereign-related gold purchases could each serve as important catalysts for a rebound. As a result, we see the potential for gold’s cyclical trend to realign with its longer-term secular uptrend in the quarters ahead."
"Our critical materials strategies performed better and delivered positive net sales during the period," continued Mr. George. "We remain constructive on the sector as the growing emphasis on energy security, grid reliability and rising electricity demand continues to reinforce the long-term investment case for critical materials, while supply constraints in many key materials provide additional support for prices and related equities."
"Despite weaker metals prices, our average AUM was $63.9 billion for the quarter, up $26.3 billion or 70% from $37.6 billion for the quarter ended June 30, 2025, highlighting the resilience of our business model," added Mr. George.
Key AUM highlights1
•AUM was $55.6 billion as at June 30, 2026, down 15% from $65.1 billion as at March 31, 2026 and down 7% from $59.6 billion as at December 31, 2025. On a three and six months ended basis, our AUM was negatively impacted by market value depreciation and net outflows from our precious metals products, partially offset by positive net inflows to our critical materials products. Average AUM was $63.9 billion for the quarter, up $26.3 billion or 70% from $37.6 billion for the quarter ended June 30, 2025, and $66.6 billion on a year-to-date basis, up $31.2 billion or 88% from $35.4 billion for the six months ended June 30, 2025. On a three and six months ended basis, our average AUM was positively impacted by a combination of net inflows and market value appreciation across a majority of our fund products since the second quarter of last year, which more than offset the impact of the June pullback in precious metals valuations.
Key revenue highlights
•Management fees were $76.4 million for the quarter, up $31.9 million, or 72% from $44.4 million for the quarter ended June 30, 2025, and $157.9 million on a year-to-date basis, up $73.5 million, or 87% from $84.4 million for the six months ended June 30, 2025. Carried interest and performance fees were $nil for the quarter, down $14.8 million from $14.8 million for the quarter ended June 30, 2025, and $52 million on a year-to-date basis, up $37.2 million from $14.8 million for the six months ended June 30, 2025. Net fees were $69.3 million for the quarter, up $15.7 million, or 29% from $53.5 million for the quarter ended June 30, 2025, and $163 million on a year-to-date basis, up $73.6 million, or 82% from $89.5 million for the six months ended June 30, 2025. Our revenue performance in the quarter and on a six months ended basis was primarily due to an increase in average AUM attributable to a combination of net inflows and market value appreciation across a majority of our fund products since the second quarter of last year, which more than offset the impact of the June pullback in precious metals valuations. Additionally, we benefited from carried interest crystallization in our private strategies segment in the first quarter.
•Commission revenues were $1.5 million for the quarter, down $0.3 million from $1.7 million for the quarter ended June 30, 2025 and $7.3 million on a year-to-date basis, up $5.3 million from $2 million for the six months ended June 30, 2025. Net commissions were $0.7 million for the quarter, down slightly from $0.8 million for the quarter ended June 30, 2025 and $3.7 million on a year-to-date basis, up $2.7 million from $1 million for the six months ended June 30, 2025. The decrease in the quarter was due to lower private placement activity in our U.S. broker-dealer and the increase on a six months ended basis was due to higher ATM activity predominantly within our physical uranium trust, and to a lesser degree, in our physical copper trust.
•Finance income was $1.6 million for the quarter, up $0.4 million or 35% from $1.2 million for the quarter ended June 30, 2025 and $4.1 million on a year-to-date basis, up $1.5 million or 57% from $2.6 million for the six months ended June 30, 2025. The increase in the quarter and on a six months ended basis was primarily due to increased interest income on higher cash balances.
Key expense highlights
•Net compensation expense was $22.7 million for the quarter, up $4.8 million or 27% from $17.8 million for the quarter ended June 30, 2025 and $46.4 million on a year-to-date basis, up $11.1 million or 31% from $35.3 million for the six months ended June 30, 2025. The increase in the quarter and on a six months ended basis was primarily due to higher incentive compensation on increased net fee generation. Our net compensation ratio was 32% in the quarter (June 30, 2025 - 43%) and 30% on a year-to-date basis (June 30, 2025 - 45%).
Stock-based compensation expense was $5 million for the quarter, down $13.6 million or 73% from $18.6 million for the quarter ended June 30, 2025 and $39.7 million on a year-to-date basis, up $14.9 million or 60% from $24.8 million for the six months ended June 30, 2025. The decrease in the quarter was due to the Company's stock price depreciating 21% over the last three months, while the increase on a six months ended basis was due to our stock price appreciating 15% over the six month period. The Company issued 279,851 restricted stock units ("RSUs") this year, down 71% from 976,550 RSUs in 2025.
•SG&A expense was $5.1 million for the quarter, up $0.3 million or 6% from $4.8 million for the quarter ended June 30, 2025 and $11 million on a year-to-date basis, up $2 million or 22% from $9 million for the six months ended June 30, 2025. The increase in the quarter and on a six months ended basis was due to higher marketing and professional services costs.

1 See “non-IFRS financial measures” section in this press release and schedule 2 and 3 of "Supplemental financial information"

Earnings summary
•Net income for the quarter was $34.3 million ($1.33 per share), up $20.8 million from $13.5 million ($0.52 per share) for the quarter ended June 30, 2025 and $63.5 million ($2.46 per share) on a year-to-date basis, up $38 million from $25.5 million ($0.99 per share) for the six months ended June 30, 2025. Our net income performance was primarily due to higher average AUM in our exchange listed products and managed equities segments, as well as carried interest crystallization in our private strategies segment in the first quarter. On a six months ended basis, these increases were partially offset by higher stock-based compensation expense as a result of the Company's stock price appreciating 15% over the six month period.
•Adjusted EBITDA was $50.8 million ($1.97 per share) for the quarter, up $25.3 million, from $25.5 million ($0.99 per share) for the quarter ended June 30, 2025 and $108.7 million ($4.22 per share) on a year-to-date basis, up $61.3 million from $47.4 million ($1.83 per share) for the six months ended June 30, 2025. Our Adjusted EBITDA doubled in the quarter and on a six months ended basis due to an increase in average AUM, attributable to a combination of net inflows and market value appreciation across a majority of our fund products since the second quarter of last year, which more than offset the impact of the June pullback in precious metals valuations.
Subsequent events
•Subsequent to quarter-end, as at July 31, 2026, AUM was $55.3 billion, down slightly from $55.6 billion as at June 30, 2026.
•On August 4, 2026, the Sprott Board of Directors announced a quarterly dividend of $0.40 per share.

Supplemental financial information
Please refer to the June 30, 2026 quarterly financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the Company's financial position as at June 30, 2026 and the Company's financial performance for the three and six months ended June 30, 2026.

Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM Mar. 31, 2026	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Jun. 30, 2026	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	17,275	(76)	(2,450)	—	14,749	0.35%
- Physical Silver Trust	16,345	(96)	(3,607)	—	12,642	0.45%
- Physical Gold and Silver Trust	9,362	(466)	(1,564)	—	7,332	0.40%
- Precious Metals ETFs	1,824	(90)	(261)	—	1,473	0.40%
- Physical Platinum & Palladium Trust	722	(39)	(140)	—	543	0.50%
	45,528	(767)	(8,022)	—	36,739	0.40%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	6,844	141	59	—	7,044	0.31%
- Critical Materials ETFs	4,184	318	(542)	—	3,960	0.56%
- Physical Copper Trust	180	7	16	—	203	0.33%
	11,208	466	(467)	—	11,207	0.41%

Total exchange listed products	56,736	(301)	(8,489)	—	47,946	0.40%

Managed equities (3)	6,332	(69)	(644)	—	5,619	0.80%

Private strategies	2,003	(7)	1	—	1,997	0.78%

Total AUM	65,071	(377)	(9,132)	—	55,562	0.45%

6 months results

(In millions $)	AUM Dec. 31, 2025	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Jun. 30, 2026	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	15,976	(86)	(1,141)	—	14,749	0.35%
- Physical Silver Trust	15,109	491	(2,958)	—	12,642	0.45%
- Physical Gold and Silver Trust	9,065	(800)	(933)	—	7,332	0.40%
- Precious Metals ETFs	1,654	28	(209)	—	1,473	0.40%
- Physical Platinum & Palladium Trust	773	(39)	(191)	—	543	0.50%
	42,577	(406)	(5,432)	—	36,739	0.40%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	6,158	703	183	—	7,044	0.31%
- Critical Materials ETFs	2,950	1,336	(326)	—	3,960	0.56%
- Physical Copper Trust	131	64	8	—	203	0.33%
	9,239	2,103	(135)	—	11,207	0.41%

Total exchange listed products	51,816	1,697	(5,567)	—	47,946	0.40%

Managed equities (3)	5,656	(175)	138	—	5,619	0.80%

Private strategies	2,134	(185)	48	—	1,997	0.78%

Total AUM	59,606	1,337	(5,381)	—	55,562	0.45%
(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of the MD&A.
(2) Net management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(3) Managed equities is made up of funds and high net worth managed accounts invested primarily in precious metals strategies (94%) and U.S. value strategies (6%).

Schedule 2 - Summary financial information

(In thousands $)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Management fees	76,388	81,538	63,818	50,710	44,446	39,989	41,441	38,968
Fund expenses	(4,107)	(3,452)	(3,304)	(2,778)	(2,699)	(2,464)	(2,708)	(2,385)
Direct payouts	(3,007)	(2,987)	(2,247)	(1,871)	(1,709)	(1,602)	(1,561)	(1,483)
Carried interest and performance fees	—	52,033	38,104	1,757	14,807	—	2,511	4,110
Carried interest and performance fee payouts - internal	—	(31,121)	(15,465)	(690)	(1,298)	—	(830)	—
Carried interest and performance fee payouts - external	—	(2,247)	—	—	—	—	—	—
Net fees	69,274	93,764	80,906	47,128	53,547	35,923	38,853	39,210
Commissions	1,456	5,822	2,655	3,816	1,725	286	819	498
Commission expense - internal	(65)	(71)	(275)	(329)	(180)	(52)	(146)	(147)
Commission expense - external	(652)	(2,791)	(1,143)	(1,801)	(779)	(47)	(290)	(103)
Net commissions	739	2,960	1,237	1,686	766	187	383	248
Finance income	1,634	2,481	2,464	1,583	1,213	1,402	1,441	1,574
Co-investment income	129	205	198	234	280	151	296	418
Less: Carried interest and performance fees (net of payouts)	—	(18,665)	(22,639)	(1,067)	(13,509)	—	(1,681)	(4,110)
Total net revenues (1)	71,776	80,745	62,166	49,564	42,297	37,663	39,292	37,340
Add: Carried interest and performance fees	—	52,033	38,104	1,757	14,807	—	2,511	4,110
Gain (loss) on investments	615	873	4,195	7,012	2,703	1,534	(3,889)	937
Fund expenses	4,107	3,452	3,304	2,778	2,699	2,464	2,708	2,385
Direct payouts	3,007	2,987	2,247	1,871	1,709	1,602	1,561	1,483
Commission expense - internal/external	717	2,862	1,418	2,130	959	99	436	250
Total revenues	80,222	142,952	111,434	65,112	65,174	43,362	42,619	46,505
Compensation	24,157	86,071	61,329	38,550	33,825	19,597	19,672	18,547
Direct payouts	(3,007)	(2,987)	(2,247)	(1,871)	(1,709)	(1,602)	(1,561)	(1,483)
Carried interest and performance fee payouts - internal	—	(31,121)	(15,465)	(690)	(1,298)	—	(830)	—
Commission expense - internal	(65)	(71)	(275)	(329)	(180)	(52)	(146)	(147)
Severance, new hire accruals and other	(153)	(169)	(125)	(111)	(32)	(52)	(166)	(58)
Impact of stock price changes and graded vesting amortization on cash-settled equity plans (2)	1,756	(27,988)	(22,351)	(16,598)	(12,758)	(412)	71	(114)
Net compensation	22,688	23,735	20,866	18,951	17,848	17,479	17,040	16,745
Net compensation ratio	32%	29%	34%	39%	43%	47%	44%	46%

Direct payouts	3,007	2,987	2,247	1,871	1,709	1,602	1,561	1,483
Carried interest and performance fee payouts - internal	—	31,121	15,465	690	1,298	—	830	—
Commission expense - internal	65	71	275	329	180	52	146	147
Severance, new hire accruals and other	153	169	125	111	32	52	166	58
Impact of stock price changes and graded vesting amortization on cash-settled equity plans (2)	(1,756)	27,988	22,351	16,598	12,758	412	(71)	114
Fund expenses (3)	4,107	3,452	3,304	2,778	2,699	2,464	2,708	2,385
Carried interest and performance fee payouts - external (3)	—	2,247	—	—	—	—	—	—
Commission expense - external (3)	652	2,791	1,143	1,801	779	47	290	103
Selling, general, and administrative ("SG&A")	5,093	5,862	5,053	4,473	4,825	4,127	4,949	4,612
Interest expense	291	301	395	261	286	280	613	933
Depreciation and amortization	673	689	652	647	637	541	600	502
Foreign exchange (gain) loss	(980)	(401)	1,080	(666)	3,263	554	(2,706)	1,028
Total expenses	33,993	101,012	72,956	47,844	46,314	27,610	26,126	28,110
Net income	34,257	29,218	28,728	13,159	13,501	11,957	11,680	12,697
Net income per share	1.33	1.13	1.11	0.51	0.52	0.46	0.46	0.50
Adjusted EBITDA	50,765	57,890	42,130	31,916	25,453	21,901	22,362	20,675
Adjusted EBITDA per share	1.97	2.25	1.63	1.24	0.99	0.85	0.88	0.81
Total assets	515,758	504,271	525,779	466,169	439,429	386,131	388,798	412,477
Total liabilities	123,575	124,225	158,534	121,441	93,955	59,986	65,150	82,198
Total AUM	55,562,022	65,071,077	59,605,519	49,088,162	40,040,822	35,076,761	31,535,062	33,439,221
Average AUM	63,896,900	69,316,718	53,216,229	42,346,242	37,580,867	33,265,327	33,401,157	31,788,412
(1) Prior period net revenues include the following revenues from non-reportable segments: Q4 2024 - $406 and Q3 2024 - $497 and fund expense recoveries: Q4 2025 - $469; Q3 2025 - $386; Q2 2025 - $327; Q1 2025 - $279; Q4 2024 - $280; and Q3 2024 - $275.
(2) The decrease in the quarter and the increase on a year-to-date basis was primarily due to the Company's "cash-settled" stock-based compensation plan which requires mark-to-market accounting under IFRS 2. This led to stock price changes that were driven by NYSE:SII being down 21% in the quarter and up 15% on a year-to-date basis.
(3) Together, fund expenses, carried interest and performance fee payouts - external and commission expense - external are included in "Fund expenses" on the income statement.

Schedule 3 - EBITDA reconciliation

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2026	Jun. 30, 2025	Jun. 30, 2026	Jun. 30, 2025
Net income for the period	34,257	13,501	63,475	25,458
Net income margin (1)	43%	21%	28%	23%
Adjustments:
Interest expense	291	286	592	566
Provision for income taxes	11,972	5,359	24,694	9,154
Depreciation and amortization	673	637	1,362	1,178
EBITDA	47,193	19,783	90,123	36,356
Adjustments:
(Gain) loss on investments (2)	(615)	(2,703)	(1,488)	(4,237)
Stock-based compensation (3)	5,014	18,587	39,744	24,843
Foreign exchange (gain) loss	(980)	3,263	(1,381)	3,817
Severance, new hire accruals and other	153	32	322	84
Carried interest and performance fees	—	(14,807)	(52,033)	(14,807)
Carried interest and performance fee payouts - internal	—	1,298	31,121	1,298
Carried interest and performance fee payouts - external	—	—	2,247	—
Adjusted EBITDA	50,765	25,453	108,655	47,354
Adjusted EBITDA margin	71%	61%	71%	60%
(1) Calculated as IFRS net income divided by IFRS total revenue.
(2) This adjustment removes the income effects of gains or losses on short-term investments, co-investments, and private holdings to ensure the reporting objectives of our adjusted EBITDA metric are met.
(3) The decrease in the quarter and the increase on a year-to-date basis was primarily due to the Company's "cash-settled" stock-based compensation plan which requires mark-to-market accounting under IFRS 2. This led to stock price changes that were driven by NYSE:SII being down 21% in the quarter and up 15% on a year-to-date basis.

Conference Call and Webcast

A webcast will be held today, August 5, 2026 at 10:00 am ET to discuss the Company's financial results.
Webcast Details:
Date: August 5, 2026
Time: 10:00am ET
Webcast: Webcast Registration

This press release includes financial terms (including AUM, net commissions, net fees, expenses, adjusted EBITDA, adjusted EBITDA margin and net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the "Supplemental financial information" section of this press release.
Net fees
Net fees are calculated as: (1) total management fees net of fund expenses and direct payouts; and (2) carried interest and performance fees, net of their related payouts. Net fees is a key revenue indicator as it represents revenue contributions after directly associated costs in managing our AUM.
Net commissions
Net commissions are calculated as total commissions, net of commission expenses. Net commissions primarily arise from the purchase and sale of critical materials in our exchange listed products segment.
Net revenues
Net revenues are calculated as the total of: (1) net fees, excluding carried interest and performance fees, net of their related payouts; (2) net commissions; (3) finance income; and (4) co-investment income.
Net compensation & net compensation ratio
Net compensation is calculated as total compensation expense before: (1) commission expenses paid to employees; (2) direct payouts to employees; (3) carried interest and performance fee payouts to employees; (4) severance and new hire accruals; and (5) impact of stock price changes and graded vesting amortization on cash-settled equity plans. Net compensation ratio is calculated as net compensation divided by net revenues.

EBITDA, adjusted EBITDA and adjusted EBITDA margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted EBITDA margin is a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

Forward-Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the foregoing, this press release contains Forward-Looking Statements pertaining to: (i) our positioning will benefit from a highly compelling environment for precious metals, critical materials and their related equities; and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although Sprott ("the Company") believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates and significant judgments" in the Company’s MD&A for the period ended June 30, 2026. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange ("FX") risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 18, 2026; and (xxviii) those risks described under the headings "Managing Financial Risks" and "Managing Non-Financial Risks" in the Company’s MD&A for the period ended June 30, 2026. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials investments. We are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and the Company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:
Glen Williams
Senior Managing Partner
Investor and Institutional Client Relations
(416) 943-4394
gwilliams@sprott.com